Exhibit (a)(1)(D)

[Form of Letter from the Purchaser to Stockholders
in Connection with the Purchaser’s Acceptance of Shares]

CDL TENDER FUND 2022-1, L.P.
c/o State Street Bank and Trust Company
1 Heritage Drive, Mailstop OHD0100
North Quincy, MA 02171

May 6, 2022

[STOCKHOLDER NAME/ADDRESS]

Dear Stockholder:

This letter serves to inform you that CDL Tender Fund 2022-1, L.P. (the “Purchaser”) has received and accepted for purchase your tender of shares of common stock, par value $0.01 per share (the “Shares”), of Carlyle Credit Solutions, Inc. (f/k/a TCG BDC II, Inc.), a Maryland corporation.

Based on the final count by State Street Bank & Trust Company (“State Street”), the paying agent for the Purchaser’s tender offer to purchase up to $100,000,000 in aggregate amount of Shares at a purchase price equal to $20.13 per Share (the “Tender Offer”), 10,756,369.472 Shares were validly tendered and not properly withdrawn prior to expiration of the Tender Offer at 11:59 p.m., New York City Time, on May 3, 2022, which exceeded the maximum amount of Shares the Purchaser offered to purchase pursuant to the Tender Offer.

In accordance with the terms and conditions of the Tender Offer, and based on the final count by State Street, the Purchaser has accepted for purchase $100,000,000 in aggregate amount of Shares at a purchase price of $20.13 per Share. The number of Shares that the Purchaser has accepted for purchase in the Tender Offer represents approximately 8.71% of the total number of Shares outstanding as of May 6, 2022.

Due to the oversubscription of the Tender Offer, based on the final count described above, the Purchaser accepted for purchase on a pro rata basis approximately 46.18% of the Shares properly tendered and not properly withdrawn at the purchase price of $20.13 per share. As a result, the Purchaser will purchase from you approximately 46.18% of the Shares you properly tendered and did not properly withdraw.

Shares not accepted for purchase will be returned or credited to your account, as applicable. State Street, on behalf of the Purchaser, will promptly pay for all of the Shares accepted for purchase by the Purchaser in accordance with the terms and conditions of the Tender Offer.

If you have any questions, please contact State Street at (888) 207-9542 or the Purchaser by email at direct.lending@carlyle.com.

Sincerely,

CDL TENDER FUND 2022-1, L.P.